Invest in 📈 HelloWoofy.com, Smart Marketing 😍

✅ Smart Marketing for Underdogs (aka SMBs). Grew 21,900% in 2020! 👍



🐦 📘 📷 Ⓥ 📶 HELLOWOOFY.COM NEW YORK NY   Software   Technology   Artificial Intelligence   Saas   Immigrant

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Why you may want to invest in us...

1. Company grew over 21,900% from launch in under a year. 📈

2. Unique partnership with largest competitor, Hootsuite, potentially catering affordable data driven tool to nearly 20M social media professionals worldwide. 🌏

3. Team and founder are scrappy and extremely frugal with resources to maximize returns. 🎉

4. Small businesses globally today more than ever must have an affordable digital marketing strategy which HelloWoofy.com uniquely provides at cup of coffee level pricing. ☕

Why investors ❤️ us

WE'VE RAISED $1,086,565 SINCE OUR FOUNDING

As founders investing in founders, we are excited to lead the investment in HelloWoofy. While HelloWoofy checks all the boxes for a great early-stage investment, we are most excited about the issues that HelloWoofy tackles head-on. As business owners, we have seen and experienced firsthand the large gap in technology available to SMBs compared to their enterprise-level competitors. HelloWoofy's smart marketing platform addresses this gap head-on by offering comparable, and in many ways superior, features at a fraction of the price. HelloWoofy isn't just taking a piece of the pie from a competitor- HelloWoofy is creating a larger pie by bringing in SMB customers that otherwise wouldn't pay but continue to feel the urgent need to become digitally savvy today.

Arjun Rai and the HelloWoofy team practice exactly what we preach at Seed Round Capital: Focus on paying customers while continuously improving the product. Instead of hiding behind the CEO title, Arjun is actively involved with customers and holds weekly virtual how-to meetings and while soliciting feedback directly from customers. They are truly building something great and the customer feedback and traction speak for themselves. We are particularly impressed with the Amazon Alexa integration. They are the only platform with this capability- at any price- and HelloWoofy's timing is perfect with smart speaker use increasing over 82% in the past few months.

We believe Arjun and the HelloWoofy team are going places. Aside from investors, we are happy customers- and we aren't alone. I'd encourage you to check out their social media channels and their customer Facebook group, Content Masters. HelloWoofy believes in giving small businesses a voice, and we do too.

Brad Jenkins and Austin Hill

Seed Round Capital

read less

Bradley Jenkins CEO of Seed Round Capital

`LEAD INVESTOR` `INVESTING $10,000 THIS ROUND`

The founder

 **Arjun Rai**
Founder + CEO
· Generated over $195,000 in sales in 11 months · Increased monthly API to over 18M in 11 months · Expanded customer base 21,900% · Raised over



...raised over
$900,000 in pre-seed VC funding through a robust network of investors and
self financing

(in) (y)

In the news



Downloads

📄 HelloWoofy.com Deck.pdf

Rapid 21,900% Growth in Under One Year Helping 7,000+ Small Businesses Worldwide 🌎

You know what it's like running a small businesses with limited to no resources on shoe string budgets, right? Now, in 2020 your means to run your business offline are nearly impossible so what does an "underdog" small business do? They join HelloWoofy.com, a smart marketing platform designed for just such a customer...an underdog and best of all, it costs the price of a lovely cup of coffee.

Welcome to HelloWoofy.com, our humble startup from New York City grew a staggering 21,900% in under one year helping some of the most impacted small businesses around the world. Career coaches, health coaches, coffee shops, nail salons, course creators, direct sellers, car mechanics, travel agents and more...think the people that generate 70% of the jobs in our economy needed an affordable tool that was smart (cutting edge enterprise data science and artificial intelligence research) and simple to use...we filled this gap making it our mission...supporting underdogs.

Why Now? What's the Issue with Current Marketing Platforms? 🤔



Low End Solutions are Linearly Designed and Lack Data Science to Help Small Businesses Compete Against their Competitors with Unlimited Marketing Resources / Budgets...



High End Solutions are Linearly Designed and Show Data with Very Little Science to Help Small Businesses Compete Against their Competitors with Unlimited Marketing Resources / Budgets...Plus, Typical Solutions Cost $50,000 - $500,000 a year!

HelloWoofy.com, a Solution that's Affordable, Smart and Simple to Use





Ability to autocomplete posts etc. find perfect hashtags, emojis etc.

1. Social Media

2. Blogging

3. Smart writing anywhere

4. Smart Speaker Marketing (Laying the Rails for the Railroad Marketing Commerce of Tomorrow)


Hootsuite
helloWoofy
HelloWoofy.com
Autocomplete Social Posts Saving You Time
Use Your Favorite Graphic Editors to Create Works of Art!
See Quotes and Hashtags from Article URLs or Images
$49/Year LIFETIME
Get Exclusive Deal!
Now Works with Hootsuite
Available in the Hootsuite App Directory


Combine HelloWoofy's Cutting Edge Affordable AI Capabilities with the Hootsuite Dashboard
Simply Choose Social Media Accounts Attached to Your Hootsuite Account
18M+ Customers of Hootsuite Can Access for $49/Year!

Customer Group for Direct Feedback Impacting Roadmap (Unique in our industry)


Vibrant Facebook Community
Content Masters


PRETTY PLEA



HelloWoofy.com Client Networking Calls
Every Friday 12 pm EST

Backed by Formidable Experts and Well Known Investors



Investors and Advisors
DRAPER ASSOCIATES
QUAKE
NEW YORK CITY
1517
Raising via Equity Crowdfunding!
Bonnie Halper
Steve Hayden
Jodie Green
Tim Draper
Roger Marion
Total Raised to Date:
$898,166
Beier Cai
Michael Donnelly
Scott Kallick
Glenn Argenbright
Danielle and Michael
Troy Sandidge

Endorsed by Top Marketers / Recognized in Top Public





HelloWoofy
HelloWoofy, the software platform that uses AI and data science to make social media marketing easy, has been on the Network for about two months now. So far, they've raised an impressive $324,212.
Since our last update, HelloWoofy was featured on Sony Entertainment Television's show, *Meet the Drapers*. It's a reality show where entrepreneurs pitch their companies to Tim Draper and his father, Bill.
HelloWoofy's founder and CEO, Arjun Rai, is excited to report that his startup won the first round of the show and is now in first place based on the overall raise total of any contestant [...] It'll be interesting to see what they do next.
[...]
We'll talk soon.
Until next time,
Neil Patel

Nasdaq
Invest in Hellowoofy.com as a Play on AI Social Media Programing
JUL 20, 2020 6:40AM EDT
InvestorPlace - Stock Market News, Stock Advice & Trading Tips
HelloWoofy.com operates the Woofy platform, which helps better manage social media experiences. The company also has launched a crowdfunding campaign on Republic. The minimum to invest in HelloWoofy.com is $100.
Source: Shutterstock
The founder and CEO Arjun Rai launched the business in late 2016. He got the idea for HelloWoofy.com from his experiences with other startups that had difficulties with their social media.
They did not have the budgets for a top agency or in-house staff. As a result, the strategies were usually ad hoc and subject to failure.
Nasdaq

Increase Awareness of Small Businesses with Cutting Edge Data Science Pool of Knowledge



150M+ Data Points

Millions of data points analyzed giving cutting edge recommendations in real time

Autocomplete as a Service

A quick and easy to integrate API for all platforms

(Autocomplete as a Service)



Cutting Edge AI

AI driven, you can be certain you have the power of 100s of human beings at your finger tips



Drive Real ROI

Writing sales leads, emails etc. can be time consuming and a slow process but costly...save time and money with WordData.ai

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Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

🏆 Smart marketing for underdogs aka small businesses at the price point of a cup of coffee. Manage using data science social media marketing, content marketing, optimizing any form of writing and smart speaker marketing. Learn more at HelloWoofy.com! 🚀

Where will your company be in 5 years? ⌄

💰 Multi billion dollar enterprise supporting smallest of small businesses with a cutting edge marketing focused platform worldwide. 🌏

Why did you choose this idea? ⌄

👉 As a small business owner myself, I personally understand the desperate need for smart marketing to win online...a solution that uses science, is simple and opens up my ability to scale easily...every SMB owner in 2020 and beyond needs such a solution to survive digitally. ✅

How did you overcome and persist in your journey as a SMB owner? ⌄

👐 Building startups has it's own set of challenges but when combined with personal ones too, that's when a true entrepreneur is built. Having overcome dozens, HelloWoofy is a battle hardened startup that's on a mission to help other SMBs succeed, no, dominate online digital marketing for the price of a cup of coffee. ☕

